BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

July 1, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Amendment No. 10 to Registration Statement on Form S-1

File No. 333-276557

Filed on May 13, 2025

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 10 to Registration Statement on Form S-1 on May 13, 2025 as set forth in the Staff’s letter dated June 2, 2025 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 11 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 10 to Registration Statement on Form S-1

Summary, page 2

1.	You state on page 2 that the increased monetary policy rate “meant an increase in the cost of working capital financing, which also reduced the availability of credit lines, and significantly increased financial expenses from US$1,466,976 in fiscal year 2023, to US$1,172,087 in fiscal year 2024.” This change appears to reflect a decrease in financial expenses. Please revise.

Response: We respectfully advise the Staff that we have revised the disclosure on page 2 of the Amended Registration Statement to clarify that financial expenses decreased from fiscal year 2023 to fiscal year 2024, while continuing to represent a significant component of the Company’s cost.

2.	Please revise to prominently disclose in this section that your sales have been suspended since the second quarter of 2024. Please clearly state where your financial performance has been impacted by this suspension. For example, your discussion of net losses for the year ended December 31, 2024 does not reference such suspension. Further, please include a summary of the factors that led to a decrease in net revenue from US$10,054,390 in FY 2023 to $40,463 in 2024.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 46, 47 and 49 of the Amended Registration Statement to (i) prominently disclose that the Company’s sales have been suspended since the second quarter ended June 30, 2024, (ii) clarify the impact of the suspension on the Company’s financial performance, including its net revenue for the year ended December 31, 2024, and (iii) summarize the key factors that contributed to the decline in net revenue from US$10,054,390 in fiscal year 2023 to US$40,463 in fiscal year 2024.

Risk Factors

Risks Related to Our Business and Industry, page 11

3.	Please revise to add risk factor disclosure discussing the fact that your sales have been suspended since the second quarter of 2024. Where you discuss market share, customers and vendors, revise to specifically address any challenges associated with the suspension of sales and the obstacles you could face when you attempt to reenter the market.

Response: We respectfully advise the Staff that we have included the risk factor titled “We have paused sales of our products since the second quarter of 2024 and there is no assurance that we will be able to successfully re-enter the market or regain customer and/or vendor relationships.” on page 12 of the Amended Registration Statement to address the fact that our sales have been suspended since the second quarter of 2024, specifically addressing challenges associated with our suspension of sales and the obstacles we may face when we attempt to reenter the market.

Inflation and certain measures by the Brazilian government to curb inflation may adversely affect us., page 29

4.	Please update your inflation risk factor to reflect the inflation information as of a more recent date. For example, we note language that “[w]e expect that the Selic rate will not decrease further in 2024”.

Response: We respectfully advise the Staff that we have revised the inflation risk factor beginning on page 30 of the Amended Registration Statement to reflect more current macroeconomic information, including updated Selic rate changes through June 2025 and to clarify our inability to accurately forecast inflation levels and Selic rate changes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operational Strategy and Logistics, page 45

5.	Noting that your pause on sales will extend, at a minimum, into the third quarter of 2025, please expand your disclosure to more fully describe the decision to suspend sales of your prior three products, the actions you have taken during this time period to grow and continue your business, and the reason for the continued pause on sales.

Response: We respectfully advise the Staff that we have included relevant disclosures in the MD&A section on pages 46 and 47 of the Amended Registration Statement, to more fully describe our decision to suspend sales of our prior three products, the actions we have taken during this period and the reasons for the continued pause on sales.

Strategic Planning, page 50

6.	Please update the bullet points summarizing your “pillars” for strategic planning, to reflect the pause in sales starting in the second quarter of 2024. For example, but not limited to, you state you have 2,500 points of sale, but you currently are not conducting sales.

Response: We respectfully advise the Staff that we have revised the bullet points summarizing our “pillars” for strategic planning on page 52 of the Amended Registration Statement to reflect the suspension of sales beginning in the second quarter of 2024. The revised disclosures are intended to more accurately convey our current commercial status regarding the ongoing sales pause and align with our current “pillars” for strategic planning.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2024 and 2023, page 54

7.	Please revise the disclosures in the table, and throughout the MD&A section, to present expenses and losses in parentheses to appropriately reflect them as negative amounts.

Response: We respectfully advise the Staff that we have revised the disclosures in the table on page 59 of the Amended Registration Statement and throughout the MD&A section of the Amended Registration Statement to present expenses and losses in parenthesis to appropriately reflect them as negative amounts

Liquidity and Capital Resources

Liquidity, page 55

8.	We note you disclose on page 56 that your current working capital is sufficient for your present requirements. We also note your disclosure on page 11 related to substantial doubt about your ability to continue as a going concern, and that your balance sheet reflects a working capital deficit. Please revise your disclosure to remove inconsistencies.

Response: We respectfully advise the Staff that we have revised the disclosures on page 60 of the Amended Registration Statement to eliminate inconsistencies between our working capital deficit and going concern analysis. Specifically, we have removed language suggesting that our working capital is sufficient for our present requirements, in order to more accurately reflect our financial condition and align with our audited financial statements and related disclosures.

Cash Flows, page 56

9.	Please revise the amount of cash provided by operating activities for the year ended December 31, 2024 in the table and the following paragraph to reconcile it with the amount from the statement of cash flows on page F-9. Also, revise the direction of the amounts for the net cash provided by (used in) financing activities in the table appropriately.

Response: We respectfully advise the Staff that we have revised the table and the accompanying paragraph on page 61  of the Amended Registration Statement to reconcile the amount of cash provided by operating activities for the year ended December 31, 2024 with the amount presented in the statement of cash flows on page reconcile with the amount from the statement of cash flows included on page F-39 of the Amended Registration Statement. Further, we have corrected the directional presentation of the amounts of net cash provided by (used in) financing activities in the table on page 61 of the Amended Registration Statement to appropriately reflect cash inflows and outflows.

Independent Auditor’s Report on Consolidated Financial Statements, page F-2

10.

We note your disclosure on page 11 that your independent registered public accounting firm included an explanatory paragraph concerning substantial doubt about your ability to continue as a going concern in its report of your financial statements for the years ended December 31, 2024 and 2023. Please have your auditor revise its report to comply with paragraph 12 of AS 2415.

Response: In response to the Staff’s comments, the Company’s auditor has revised its audit report on page F-32 of the Amended Registration Statement in order to comply with the paragraph 12 of AS 2415.

11.	Please have your auditor revise its audit report to state the year the auditor began serving consecutively as the company’s auditor to comply with paragraph 10b of AS 3101.

Response: In response to the Staff’s comments, the Company’s auditor has revised its audit report on page F-32 of the Amended Registration Statement, which includes the disclosure of the year the auditor began serving consecutively as the Company’s auditor in compliance paragraph 10b of AS 3101.

Income Statement, page F-6

12.	Please present earnings per share amounts here and on page F-34 rounded to the nearest cent (i.e., using only two decimal points) in order not to imply a greater degree of precision than exists.

Response: We respectfully advise the Staff that we have revised relevant disclosures on pages F-4 and F-36 of the Amended Registration Statement to present earning per share amount rounded to the nearest cent, consistent with the Staff’s guidance.

Statement of Cash Flows, page F-9

13.	Please revise the labels appropriately. In this regard, it appears “(=) Cash flows from investing activities” represents cash flows used in or provided by operating activities. Similarly, “(=) Net cash from operating activities” appears to represent cash flows used in investing activities.

Response: We respectfully advise the Staff that we have revised the labels in our statement of cash flows included on page F-39 of the Amended Registration Statement to correctly identify the cash flow categories.

Note 13. Intangible Assets, page F-20

14.	Please provide us more detail as to the nature of the Other Operational Intangible asset of $2,191,433 at December 31, 2024. As part of your response please provide us the authoritative literature you relied upon when capitalizing this amount. In this regard, please note that Staff Accounting Bulletin Topic 5.A indicates that specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. However, management salaries or other general and administrative expenses may not be allocated as costs of the offering. Please advise or revise accordingly.

Response: We respectfully advise the Staff that we have updated the disclosures on page F-50 of the Amended Registration Statement accordingly and recorded a GAAP adjustment of US$1,166,238. In accordance with Staff Accounting Bulletin Topic 5, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. The Company recorded expenses related to legal and consulting services directly attributable to its IPO process amounting to USD 1,025,195, which have been properly deferred. Separately, expenses related to research and development (“R&D”) in the amount of USD 1,166,238 were expensed as incurred in accordance ASC 730. An adjustment of US$1,166,238 was made as a GAAP adjustment because the Company’s local books are maintained under IFRS Per IAS 38 guidance, companies are required to capitalize and amortize development expenditures. However, for GAAP purposes, R&D costs were expenses as incurred, consistent with ASC 730.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm, page X-23

15.	Please provide a consent with a conformed signature of the name of the accounting firm providing the consent.

Response: We respectfully advise the Staff that we have filed a consent with a confirmed signature of Russell Bedford GM Auditores Independentes S/S, the name of the accounting firm providing the consent, as Exhibit 23.1 to the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Paulo R. Bonifacio
Paulo R. Bonifacio Chief Executive Officer, President and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

5